ALSTON&BIRD LLP

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Lesley H. Solomon	Direct Dial: 404-881-7364	Email: Lesley.solomon@alston.com

June 6, 2012

VIA EDGAR Ms. Sonia G. Barros Special Counsel Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3010 Washington, DC 20549
Re:	Wells Timberland REIT, Inc. Annual Report on Form 10-K Filed March 19, 2012 File No. 000-53193

Dear Ms. Barros:
This letter sets forth the responses of our client, Wells Timberland REIT, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated May 22, 2012, regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on March 19, 2012 (the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
For your convenience, we have set forth below each of the Staff's comments followed by the relevant response.
General
1.    Comment:    We note that you generate income from harvesting and selling timber, leasing the right to access land and harvest timber, and from pursuing non-timber-related revenue sources. Please tell us what consideration you have given to providing operating data for the non-timber-related revenue sources as a separate business segment. We may have further comments.
Response:    The Company owns interests in approximately 298,700 acres of timberland located in Alabama and Georgia (the “Mahrt Timberland”). The Mahrt Timberland was acquired in 2007 as a single property from a single seller, and because of its common location, known in the industry as a “woodbasket,” it has common species of trees, customers, mills, loggers, and pricing and is impacted by the same supply and demand factors, weather conditions, biological factors and growth characteristics. Non-timber-related revenues account for only 7% of the Company's total revenue, and all such non-timber-related revenues were

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Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

June 6, 2012

derived from the Mahrt Timberland. Approximately 90% of the non-timber-related revenues were from recreational leases pursuant to which the Company leases certain access rights to portions of the Mahrt Timberland to individuals and companies for recreational purposes, as described in greater detail in Note 10 to the Company's consolidated financial statements included in the Annual Report.
The Company has concluded that, for accounting purposes, it operates in a single business segment. While the Mahrt Timberland generates non-timber-related revenues, discrete financial information is not available and the Company's chief operating decision maker does not review the performance of the non-timber-related revenues to make strategic decisions about resources to be allocated to the segment or assess performance. Thus, the non-timber-related revenues associated with the Mahrt Timberland fail to meet all criteria for a separate operating segment as defined within Financial Accounting Standards Board Accounting Standards Codification 280, Segment Reporting.
The Company does disclose significant changes in the amounts of non-timber-related revenues as part of its Results of Operations disclosure of Management's Discussion and Analysis of Financial Condition and Results of operations (the “MD&A”) and expects to continue to provide such disclosure in future Exchange Act periodic reports.
2.    Comment:    We note your disclosure that you are party to a master stumpage agreement and a fiber supply agreement to sell specified amounts of timber subject to market pricing adjustments. In future Exchange Act periodic reports, please revise your disclosure to include a description of the material terms of the timber agreements, including how market price is determined, and volume of future contractual commitments per year.
Response:    The Company will include in Part I, Item 1 (Business) of future Annual Reports on Form 10-K the following information regarding the material terms of the Company's fiber supply agreement and master stumpage agreement with MeadWestvaco Corporation, which is similar to that disclosed in Note 6 to the Company's consolidated financial statements included in the Annual Report:
In connection with our acquisition of the Mahrt Timberland, we entered into a master stumpage agreement and a fiber supply agreement (collectively, the “Timber Agreements”) with a wholly owned subsidiary of MeadWestvaco Corporation (“MeadWestvaco”). The master stumpage agreement provides that Wells Timberland REIT will sell specified amounts of timber and make available certain portions of the Mahrt Timberland to Wells Timberland TRS for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvaco plus a portion of the gross proceeds received from MeadWestvaco under the fiber supply agreement. The fiber supply agreement provides that MeadWestvaco will purchase specified tonnage of timber from Wells Timberland TRS at specified prices per ton, depending upon the type of timber. The prices for the timber purchased pursuant to the fiber supply agreement are negotiated every two years but are subject to quarterly adjustments based on an index published by Timber Mart-South, a quarterly trade publication that reports raw forest product prices in 11 southern

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states. The initial term of the Timber Agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The Timber Agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco in order to meet its paperboard and lumber production requirements at specified mills and provide us with a reliable consumer for the wood products from the Mahrt Timberland. For the years ended December 31, 201x, 201y, and 201z, approximately xx%, xx%, and xx%, respectively, of our timber sales revenue was derived from the Timber Agreements. For 201x, we are required to make available for purchase by MeadWestvaco, and MeadWestvaco is required to purchase, a minimum of approximately 0.x million tons of timber at fiber supply agreement pricing.

The Company will also include any additional or amended terms that may be relevant and material to investors.

Business, page 2

3.    Comment:    We note your disclosure where you state that you own interests in “approximately 298,700 acres of timberland located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia.” Please tell us what consideration you have given to breaking out the total acreage by state. We may have further comments.
Response:    As noted in response in Comment 1, the Company purchased the Mahrt Timberland in one acquisition and considers it to be one property. The property is located in a single “woodbasket” with common species of trees, customers, mills, loggers, and pricing and is impacted by the same supply and demand factors, weather conditions, biological factors and growth characteristics. There are no significant differences in the business, financial, operating, industry, and tax policies between Georgia and Alabama, and Georgia and Alabama are commonly grouped together in timber-related trade publications. In addition, internal reporting to the Company's management and the Company's board is not done on a state-by-state basis, and the Company's chief operating decision maker does not review the Company's operations on a state-by-state basis. For the foregoing reasons, the Company does not believe that the disclosure of acreage by state will be a meaningful disclosure to an investor.
4.    Comment:    We note your merchantable timber inventory disclosure. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory data broken out by age of trees, and harvest data broken out by species and age of trees. We may have further comments.
Response:    The Company disclosed on page 44 of its Annual Report detailed information about its harvest data by both species and product class, including volumes, price per ton and gross revenue, which is consistent with how the Company's management reviews the harvest data and operating performance of the Company. The Company expects to continue to provide such disclosure in future Exchange Act periodic reports. The Company believes that the information provided for harvested timber, specifically product price per ton, is more meaningful

June 6, 2012

than the age of the harvested timber since age is only a contributing factor to the harvested timber's product class and price per ton.
On page 2 of the Annual Report, the Company disclosed that as of December 31, 2011, the Mahrt Timberland contained approximately 10.4 million tons of merchantable timber inventory, of which approximately 6.2 million tons were pulpwood, 2.1 million tons were chip-n-saw and 2.1 million tons were sawtimber. The Company also disclosed on page 3 of the Annual Report that, for Southern pine, pulpwood trees are typically 11-15 years old, chip-n-saw trees are about 16-22 years old and sawtimber is more than 23 years old. The Company believes that disclosing its timber inventory data by product class, along with the disclosure noting the typical age of each product class, provides the necessary information in order to determine the composition and approximate age of the Company's inventory.
5.    Comment:    With a view to disclosure in future Exchange Act periodic reports, please tell us how you estimate your timber inventory. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comments.
Response:    The Company maintains a timber inventory and geographic information system mapping system for each timber tract included in the Mahrt Timberland. Information about inventory is updated on a daily basis based on timber sales and other timber activity. The inventory system contains all data necessary to determine the current and future growth conditions of the forest using normally accepted industry practices, including age, species, site quality and trees per acre, as well as those key assumptions noted in the below proposed disclosure. The Company performs an annual rolling inventory of approximately 20% of the total area of the property with the objective of having new data every five years for pine stands and every seven years for hardwood stands.

The Company proposes to include the following disclosure in Part I, Item 1 (Business) of future Annual Reports on Form 10-K:

The Company's methods of estimating its timber inventory are consistent with industry practices. The Company must use significant assumptions and judgments to determine both its current timber inventory and the timber inventory that will be available over the harvest cycle; therefore, the physical quantity of such timber may vary significantly from Company estimates. The Company's estimated inventory is calculated for each tract by utilizing growth formulas based on representative sample tracts and tree counts for various diameter classifications. The calculation of inventory is subject to periodic adjustments based on sample cruises, actual volumes harvested and other timber activity, including timberland sales. In addition to growth, the inventory calculation takes into account in-growth, which is the annual transfer of oldest pre-merchantable age class into merchantable inventory. The age at which timber is considered merchantable is reviewed periodically and updated for changing harvest practices, future harvest age profiles and biological growth factors.

June 6, 2012

Redemptions of Common Stock, page 35
6.    Comment:    In future Exchange Act periodic reports, please disclose the number of redemption requests that were unfulfilled in the reporting period and the source of funds used to pay the redemptions.
Response:    With respect to disclosure regarding the number of redemption requests that went unfulfilled in the reporting period, the Company refers the Staff to page 36 of the Annual Report, in which the Company states that “[a]s of December 31, 2011, qualified redemption requests for approximately 18,288 shares remained to be redeemed in future periods where reserve is available.” The Company will clarify in its future Exchange Act periodic reports that such shares were the subject of unfulfilled redemption requests
With respect to disclosure regarding the source of funds used to pay the redemptions, the Company also refers the Staff to page 36 of the Annual Report, in which the Company states that its board of directors has approved the establishment of a $150,000 monthly, non-cumulative reserve for certain qualifying redemptions, which include death, qualifying disability and qualification for federal long-term care assistance. The Company has continued this reserve after the termination of the Company's public offering, and as a result the source of funds to pay for redemptions is operating cash flows, not offering proceeds. The Company will clarify this disclosure in its future Exchange Act periodic reports.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
7.    Comment:    We note your disclosure that a substantial portion of your timber sales are derived from the Timber Agreements. With a view to disclosure in future Exchange Act periodic reports, please tell us what consideration you have given to discussing the potential impact of sales pursuant to the Timber Agreement on future earnings.
Response:    The timber revenues derived under the Timber Agreements are very significant to the Company's results of operations, as disclosed throughout the Annual Report, and, because the Timber Agreements have a remaining term of 20 years, subject to extensions and early termination provisions, such agreements will continue to have a significant impact on the Company's results for the foreseeable future. As such, the Company disclosed the below information in its Annual Report, in part, as a result of its consideration of the impact of sales pursuant to the Timber Agreements on future earnings.
As noted on page 40 of the Annual Report, the Company expects to harvest approximately 1.1 million tons of timber in 2012, as compared to 1.3 million in 2011. In the Results of Operations section of the MD&A, the Company discloses its intention to delay harvests in order to achieve optimal pricing when the lumber market improves and to maximize the long-term value of the Mahrt Timberland, while generating sufficient cash flows from operations to satisfy the Company's current obligations under the Timber Agreements and its

June 6, 2012

loan agreements. Also on page 40 of the Annual Report, the Company notes that it expects timber prices to remain steady in 2012 at average prices achieved during 2011, with slight improvements in chip-n-saw and sawtimber later in 2012 and 2013 as the housing market begins a slow recovery in the second half of 2012. As noted in response to Comment 2 above, the prices achieved under the Timber Agreements are reflective of current market prices since they are adjusted quarterly based on changes in market prices. Page 39 of the Annual Report, discloses that the Company derived approximately 58% and 60% of its timber revenues from sales under the Timber Agreements for the years ended December 31, 2011 and 2010, respectively. As disclosed in response to Comment 2 above, the Timber Agreements set a minimum volume of timber that must be purchased, and this minimum volume for the upcoming year is consistent with historic levels. As the Company expects no significant changes in the volumes of timber sold under the Timber Agreements and no substantial changes in timber pricing over the next few years, the Company expects the percentage of its timber revenues derived under the Timber Agreements to remain consistent with historical levels. Of course, future harvest levels may vary from historic or expected levels due to weaker or stronger than anticipated market demand or other factors outside of our control, such as weather and fires.
Given the above information disclosed in its Annual Report, the Company believes that no additional disclosures need to be added to the MD&A at this time; however, the Company intends to disclose in future Exchange Act periodic reports if it expects significant changes in future timber revenues from the Timber Agreements.
8.    Comment:    In future Exchange Act periodic reports, please disclose compensation paid to date to your advisor, sponsor and their affiliates broken out by type, e.g. offering, acquisition, operating, back end.
Response:    The Company refers the Staff to page 51 of the Annual Report, in the MD&A where the Company provides a cross-reference to Note 12 to the Company's consolidated financial statements. In Note 12, the Company discloses all related-party payments by amount and type, in tabular format (under the caption “Related-Party Costs”) for the three-year period covered by the financial statements.

June 6, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's consideration of the Company's response and would like to do everything possible to facilitate your review. Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-7364.
Sincerely,
/s/ Lesley H. Solomon
Lesley H. Solomon

cc:	Ms. Folake Ayoola, Staff Attorney
Mr. Leo F. Wells
Mr. Douglas P. Williams
Mr. Kirk Montgomery
Mr. Glen Smith
Ms. Rosemarie Thurston